SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras"), due to the news disclosed to the media, on this date, resulting from the Company's presentation at the Association of Analysts of Investment and Professionals of the Capital Market (APIMEC) in São Paulo, hereby clarifies that the CFO and Investor Relations Officer, when asked by investors about the possibility of dividend payment in relation to the 2016 financial year, regarding the net income reported by the Company in the first half 2016 ("1H16"), explained as follows:

1. That the net income reported by the Company in 1H16 was strongly influenced by accounting of the RBSE - Existing Basic Network System related to concessions of transmission lines renewed by Law 12,783/2013, due to the regulation of payment terms by MME Ordinance 120/2016;

 2. That the net income from the RBSE is a profit not yet realized since the MME Ordinance above-mentioned established that the payment of this credit will only be paid as of 2017, in installments.

3. That the Law 6,404/76 establishes in its Article 197 that, in the period in which the mandatory dividend amount, calculated in accordance with by-laws or art. 202 of the Law 6,404/76, exceeds the realized portion of net income for the year, the Annual Shareholders Meeting may, upon proposal of the management bodies, allocate the surplus to a reserve of profits to be realized, and so the equivalent mandatory dividends to such excess only will be paid as this profit was realized thrugh the payment of the RBSE;

4. That, on the other hand, the Law 6,404/76 establishes in Article 203 that the constitution of reserve of profits to be realized mentioned above cannot compromise the payment of the minimum dividends provided for in the Comapny by-laws.

5. In the case of Eletrobras, it was explained, so that the reserve of profits to be realized, if appropriate, could not affect the minimum dividend of the preferred shareholders class A and B, as provided for in Article 8 of the Eletrobras by-laws;

MARKET ANNOUNCEMENT

6. That the payment of any dividends by Eletrobras, including those related to preferred shares, is conditional on the existence of profit in the 2016 financial year, and it was highlighted that Eletrobras does not disclose any projection of future results.

7. In view of the all above, the Company is available through its Investor Relations Department, to provide all additional information about the object of the matter presented in this Market Announcement.

Rio de Janeiro, August 26, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.